Exhibit 99.1

Baozun Expands Share Repurchase Authorization by US$80 Million and Announces Proposed Share Purchase by Management

SHANGHAI, China, March 25, 2022 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that its Board of Directors (the "Board") has increased the Company's share repurchase authorization by US$80 million in addition to the previously approved US$175 million.

From May 2021 to March 24, 2022, the Company repurchased approximately 28.4 million of Class A ordinary shares (including Class A ordinary shares represented by the American Depositary Shares (“ADSs”)) for approximately US$168.2 million under its share repurchase programs approved in 2021. This increase brings the total remaining authorization to approximately US$86.8 million.

The Company may repurchase its outstanding (i) ADSs, each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from March 25, 2022. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors agrees to authorize management of Baozun to implement the share repurchase, including implementing the share repurchase in accordance with plans under the Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

In addition, Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, and Mr. Junhua Wu, Co-founder and Director of Baozun, have informed the Company of their intention to use their personal funds to purchase up to US$5 million of the Company’s ADSs or Class A ordinary shares in the open market for the next 12 months.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit https://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun
Email: ir@baozun.com